UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

M.D.C. Holdings, Inc.

(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase common stock, Par Value $.01 Per Share

(Title of class of securities)

Not Applicable*

(CUSIP number of class of securities)

Joseph H. Fretz, Esq.

Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

4350 South Monaco Street, Suite 500

Denver, Colorado 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy To:

Garth B. Jensen, Esq.

Holme Roberts & Owen LLP

1700 Lincoln, Suite 4100

Denver, Colorado 80203

(303) 861-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not applicable	Not applicable

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the common stock underlying the options is 552676108.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is the definitive proxy statement of M.D.C. Holdings, Inc. (the “Company”) for the Annual Meeting of Shareowners to be held April 29, 2008 (the “Proxy”). The Proxy contains certain disclosures relating to the Company’s intent to re-price certain outstanding employee stock options under the 2001 Equity Incentive Plan conditional on shareowner approval of the re-pricing (the “Exchange Program”).

The Proxy does not constitute an offer to employees holding Company stock options to exchange or otherwise tender their options. The Company intends to file timely an amendment to this Schedule TO once it commences the Exchange Program under which the subject options held by each current employee, who accepts the offer in compliance with the terms of the Exchange Program, will be deemed to have been repriced.

At the time the Exchange Program is commenced, the Company will provide employee option holders who are eligible to participate in the Exchange Program with written materials explaining the precise terms and timing of the Exchange Program. Employees who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the Exchange Program. The Company also will file these written materials with the Securities and Exchange Commission (“Commission”) as an amendment to this Schedule TO upon the commencement of the Exchange Program. These written materials and other documents filed by the Company with the Commission will be available free of charge from the Commission’s website at www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

M.D.C. HOLDINGS, INC.

/s/ Joseph H. Fretz
Joseph H. Fretz
Secretary and Corporate Counsel

Date: March 12, 2008

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